Klein Retail Centers, Inc.
Subsidiaries
As of October 7, 2009

The following list constitutes all the subsidiaries of Klein Retail Centers, Inc. as of October 7, 2009:

Subsidiary	State of Formation	Members

Coldwater Portfolio Partners II, LLC	Delaware LLC	CPP Holdings II, LLC

CPP Holdings II, LLC	Delaware LLC	Klein Retail Centers, Inc.